[redacted]

14048971

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8-47257

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Interactive Brokers LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
(No. and Street)

Greenwich (City) Connecticut (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander M. Ioffe 203-618-5870
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza (Address) New York (City) New York (State) 10112-0015 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, Thomas Peterffy and Alexander Ioffe affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to the firm of Interactive Brokers LLC and subsidiary (the "Company") for the year ended December 31, 2013, are true and correct, and such consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/28/2014 Date

Chairman
Title

Signature 2/28/2014 Date

Chief Financial Officer
Title

State of Connecticut

ss. Greenwich

County of Fairfield

On this the 28th day of February, 2014, before me, Nancy Ann Nelson, the undersigned officer, personally appeared Thomas Peterffy, known to me personally to be the person whose name is signed on this document and acknowledged to me that he signed it voluntarily for its stated purpose.

Signature of Notary Public

NANCY ANN NELSON
Notary Public, State of Connecticut
My Commission Expires August 31, 2017

State of Connecticut

ss. Greenwich

County of Fairfield

On this the 28th day of February, 2014, before me, Nancy Ann Nelson, the undersigned officer, personally appeared Alexander Ioffe, known to me personally to be the person whose name is signed on this document and acknowledged to me that he signed it voluntarily for its stated purpose.

Signature of Notary Public

NANCY ANN NELSON
Notary Public, State of Connecticut
My Commission Expires August 31, 2017

INTERACTIVE BROKERS LLC AND SUBSIDIARY
(SEC I.D. No. 8-47257)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Interactive Brokers LLC
Greenwich, CT

We have audited the accompanying consolidated statement of financial condition of Interactive Brokers LLC and subsidiary (the "Company") as of December 31, 2013, and the related notes (the "consolidated financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Interactive Brokers LLC and subsidiary as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2014

INTERACTIVE BROKERS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
As of December 31, 2013
(Dollars in Thousands)

Assets

Cash and cash equivalents	$ 793,173
Cash and securities - segregated for regulatory purposes	12,547,996
Securities borrowed	1,684,027
Securities purchased under agreements to resell	386,301
Deposit with clearing organization	2,500
Other receivables:	
Customers (net of allowance for doubtful accounts of $67,999)	13,535,611
Brokers, dealers and clearing organizations	327,076
Affiliates	5,971
Interest	20,375
Other assets	147,331
Total assets	$ 29,450,361

Liabilities and members' capital

Liabilities:	
Payable to customers	$ 24,817,579
Securities loaned	1,847,406
Securities sold under agreements to repurchase	130,367
Other payables:	
Brokers, dealers and clearing organizations	220,425
Accounts payable, accrued expenses and other liabilities	33,879
Affiliates	60,623
Interest	54
	27,110,333
Members' capital	2,340,028
Total liabilities and members' capital	$ 29,450,361

See accompanying notes to the consolidated statement of financial condition.

(Dollars in Thousands, Except Share Data, Unless Otherwise Noted)

1. ORGANIZATION AND NATURE OF BUSINESS

Interactive Brokers LLC ("IBLLC"), together with its wholly-owned subsidiary (the "Company"), a Connecticut limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and various securities and commodities exchanges. The Company is also a member of the National Futures Association ("NFA") and is registered with Commodity Futures Trading Commission ("CFTC") as a Futures Commission Merchant and a Foreign Exchange Dealer. The Company executes and clears securities and commodities transactions for customers. Certain transactions are cleared through other clearing brokers. Accordingly, the Company carries securities accounts for customers and is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer-owned assets and reserve requirements. The Company carries customer commodities accounts and is subject to the segregation requirements of the Commodity Exchange Act. Pursuant to the Hong Kong Securities and Futures Commission ("SFC") client money segregation rules, IBLLC is required to ensure that all customer funds held in Hong Kong are segregated in Hong Kong. IBLLC is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Exchange Act and the CFTC's minimum financial requirements (Regulations 1.17 and 5.7).

The Company's wholly-owned subsidiary is Interactive Brokers Corp. ("IB Corp."), which is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the FINRA and the NFA.

The Company is 99.9% owned by IBG LLC, ("IBG LLC" or "the Group"), a Connecticut limited liability company. In addition to the Company, the Group is comprised of several Operating Companies (Note 7). The Group is consolidated into Interactive Brokers Group, Inc. ("IBG, Inc.").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This consolidated statement of financial condition is presented in U.S. dollars and has been prepared pursuant to accounting standards generally accepted in the United States of America ("U.S. GAAP") promulgated in the FASB Accounting Standards Codification ("ASC" or the "Codification").

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiary. The Company's policy is to consolidate all entities of which it owns more than 50% unless it does not have control. All inter-company balances and transactions have been eliminated.

At December 31, 2013, $19,777 of assets and $6,939 of liabilities were attributable to a consolidated subsidiary. The stockholder's equity of this subsidiary was $12,838 at December 31, 2013.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statement and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include the allowance for doubtful accounts, compensation accruals and estimated contingency reserves.

Fair Value

At December 31, 2013, substantially all of the Company's assets and liabilities, including financial instruments, were carried at fair value based on published market prices and were marked to market, or were assets and liabilities which are short-term in nature and were carried at amounts that approximate fair value.

The Company applies the fair value hierarchy of ASC 820, *Fair Value Measurement*, to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

Level 1 financial instruments, which are valued using quoted market prices as published by exchanges and clearing houses or otherwise broadly distributed in active markets, include U.S. government obligations which are included in cash and securities – segregated for regulatory purposes and in deposit with clearing organization in the consolidated statement of financial condition.

Currency spot and forward contracts, which are valued using broadly distributed bank and broker prices, and which are included in receivables from and payables to brokers, dealers, and clearing organizations, are classified as Level 2 financial instruments as such instruments are not exchange-traded.

Investments, reported in other assets in the consolidated statement of financial condition and in Note 4 – Financial Assets and Financial Liabilities, are comprised of corporate and municipal bonds, mortgage backed securities and other asset backed securities. These investments are generally reported as Level 2 financial instruments whose fair values are determined using broker and vendor prices to other independent pricing services.

Stock-Based Compensation

The Company follows ASC 718, Compensation – Stock Compensation, to account for its participation in the IBG, Inc. stock-based compensation plans. ASC 718 requires all share-based payments to employees to be recognized in the financial statement using a fair value-based method. Grants, which are denominated in U.S. dollars, are communicated to employees in the year of grant, thereby establishing the fair value of each grant. The fair value of awards granted to employees are generally expensed as follows: 50% in the year of grant in recognition of plan forfeiture provisions (described below) and the remaining 50% over the related vesting period utilizing the "graded vesting" method permitted under ASC 718-10. In the case of "retirement eligible" employees (those employees older than 59), 100% of awards are expensed when granted.

Awards granted under the stock-based compensation plans are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted awards unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested awards previously granted.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes or to meet margin requirements at clearing houses to be cash equivalents.

Cash and Securities — Segregated for Regulatory Purposes

As a result of customer activities, the Company is obligated by rules mandated by its primary regulators including the SEC, the CFTC, and the SFC to segregate or set aside cash or qualified securities to satisfy such regulations, which regulations have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which cash or securities are deposited as required to conduct day-to-day clearance activities. Securities segregated for regulatory purposes consisted of U.S. Treasury Bills of approximately $1.30 billion at December 31, 2013, which are recorded as Level 1 financial assets and securities purchased under agreements to resell in the amount of $6.73 billion as of December 31, 2013, which amounts approximate fair value.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparties with collateral in the form of cash. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of the securities loaned.

The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as required contractually. Receivables and payables with the same counterparty are not offset in the consolidated statement of financial condition.

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are treated as collateralized financing transactions and are recorded at contract value, plus accrued interest, which approximates fair value. The Company's policy is to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the fair value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions.

Deposit with Clearing Organization

Deposit with clearing organization consists of securities which have been placed with a clearing organization in the normal course of business. These securities consisted of U.S. Treasury Bills, carried at fair value. At December 31, 2013, the Company had $2,500 in U.S. Treasury Bills that were pledged with the Company's clearing organization.

Currency Spot and Forward Contracts

The Company enters into currency forward contracts for customer funds denominated in foreign currencies to obtain U.S. dollars, with a locked-in rate of return, to make bank deposits denominated in U.S. dollars to satisfy regulatory segregation requirements and on behalf of its affiliates. A currency forward contract is an agreement to exchange a fixed amount of one currency for a specified amount of a second currency at the outset and at completion of the swap term. Interest rate differences, between currencies, are captured in the contractual swap rates. The Company also executes currency spot contracts on behalf of its customers and affiliates. These currency spot and forward transactions are recorded on a trade date basis at fair value based on quoted market prices. Included in the receivables from, and in payables to brokers, dealers and clearing organizations are $12,915 and $6,059, respectively, which represent unsettled amounts of currency spot and forward contracts at December 31, 2013.

Customer Receivables and Payables

Customer securities transactions are recorded on a settlement date basis and customer commodities transactions are recorded on a trade date basis. Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated statement of financial condition.

Receivables from institutional non-cleared customers and payables for execution and clearing fees and expenses are recorded as fees receivables and fees payable, which are included in other assets and accounts payable, accrued expenses and other liabilities on the consolidated statement of financial condition, respectively.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables and payables to brokers, dealers and clearing organizations include net receivables and payables from unsettled trades as well as amounts related to futures contracts executed on behalf of customers, amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("fails to deliver") and cash margin deposits. Payables to brokers, dealers and clearing organizations also include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive").

Property and Equipment

Property and equipment, which is a component of other assets in the consolidated statement of financial condition, consists of computer equipment, computer software, leasehold improvements, and office furniture and equipment. Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Computer equipment is depreciated over three to five years, office furniture and equipment are depreciated over five to seven years, and computer software is depreciated over three years.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes.* The Company's deferred tax assets and liabilities and reserves for unrecognized tax benefits are based on enacted tax laws and reflect management's best assessment of estimated future taxes to be paid. IBLLC operates as a limited liability company which is treated as a partnership for U.S. federal tax purposes. Accordingly, IBLLC is not subject to federal income taxes in the United States. IB Corp. is subject to income taxes in the United States.

Deferred income tax assets and liabilities arise from temporary differences between the tax and financial statement recognition of the underlying assets and liabilities. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, we begin with historical results and incorporate assumptions including the amount of future state, federal and pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax-planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our operations. Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future.

ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. ASC 740 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company records tax liabilities in accordance with ASC 740 and adjusts these liabilities when management's judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is different from our current estimate of the tax liabilities.

Recently Issued Accounting Pronouncements

Subsequent to the adoption of the ASC, the FASB will issue Accounting Standards Updates ("ASUs") as the means to add to or delete from, or otherwise amend the ASC. In 2013 and 2014, prior to the issuance of the Company's consolidated financial statement, ASUs 2013-01 through 2014-05 have been issued. Following is a summary of recently issued ASUs that have affected or may affect the Company's consolidated financial statement:

	Affects	Status
ASU 2011-11	*Balance Sheet (Topic 210)*: Disclosures about Offsetting Assets and Liabilities	Effective for fiscal periods beginning on or after January 1, 2013.
ASU 2013-01	*Balance Sheet (Topic 210)*: Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities	Effective for fiscal periods beginning on or after January 1, 2013 (the same as the effective date of ASU 2011-11).
ASU 2013-04	*Liabilities (Topic 405)*: Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date	Effective prospectively for fiscal periods beginning on or after December 15, 2013. Early adoption is permitted.
ASU 2013-05	*Foreign Currency Matters (Topic 830)*: Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity	Effective for fiscal periods beginning on or after December 15, 2013. Early adoption is permitted.
ASU 2013-12	Definition of a Public Business Entity, An Addition to the Master Glossary	Issued December 2013, with the definition of "Public Business Entity" to be applied as new guidance is issued by the FASB.

Adoption of those ASUs that became effective during 2013, prior to the issuance of the Company's consolidated financial statement, did not have a material effect on this financial statement.

3. BROKERAGE ACTIVITIES AND RELATED RISKS

The Company's trading activities are comprised of brokerage services. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- A regular review of the risk management process by the executive management as part of their oversight role;
- Defined risk management policies and procedures supported by a rigorous analytic framework; and
- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Market Risk

The Company is exposed to various market risks. Exposures to market risks arise from security price risk, foreign currency exchange rate fluctuations and changes in interest rates. The Company seeks to mitigate market risk associated with investments included in other assets on the consolidated statement of financial condition by employing hedging strategies that correlate rate, price and spread movements of the investments and related financing and hedging activities. The following discussion describes the types of market risk faced:

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. The Company manages this risk using spot (i.e., cash) currency transactions and currency forward contracts.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is exposed to interest rate risk on cash and margin balances and fixed income securities. These risks are managed through investment policies.

Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

The Company's credit risk is limited in that substantially all of the contracts entered into are settled directly at securities and commodities clearing houses and a small portion is settled through member firms and banks with substantial financial and operational resources. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company that exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers or counterparties. Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities fails to receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities fails to receive, the Company may purchase the underlying security in the market and seek reimbursement for any losses from the counterparty.

For cash management purposes, the Company enters into short-term securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. In accordance with industry practice, repos are collateralized by securities with a market value in

excess of the obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits of cash. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company as permitted under contractual provisions.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions. As of December 31, 2013, the Company did not have any material concentrations of credit risk outside the ordinary course of business.

Off-Balance Sheet Risks

The Company may be exposed to a risk of loss not reflected in the financial statement for currency forward contracts, which represent obligations of the Company to settle at contracted prices, which may require repurchase or sale in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's cost to liquidate such futures contracts may exceed the amounts reported in the Company's consolidated statement of financial condition.

4. FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The following tables set forth, by level within the fair value hierarchy (Note 2), financial assets and liabilities, at fair value as of December 31, 2013. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Financial Assets, At Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Securities segregated for regulatory purposes	$ 1,297,362	$ -	$ -	$ 1,297,362
Deposit with clearing organization	2,500	-	-	2,500
Currency spot and forward contracts	-	12,915	-	12,915
Investments, included in other assets				
Corporate and municipal bonds	-	47,896	-	47,896
Mortgage backed securities	-	26,892	-	26,892
Other asset backed securities	-	22,734	-	22,734
Other	-	5,328	-	5,328
Total Investments	-	102,850	-	102,850
	$ 1,299,862	$ 115,765	$ -	$ 1,415,627

	Financial Liabilities, At Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Currency spot and forward contracts	$ -	$ 6,059	$ -	$ 6,059
	$ -	$ 6,059	$ -	$ 6,059

There have been no transfers of fair value assets between Levels 1 and 2. The Company has no Level 3 assets.

Netting of Financial Assets and Financial Liabilities

The Company adopted the guidance in ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities* and ASU 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities* for periods beginning after January 1, 2013. This authoritative guidance requires companies to report disclosures of offsetting assets and liabilities.

The Company does not net securities segregated for regulatory purposes, and securities borrowed and securities loaned are presented on a gross basis in the consolidated statements of financial condition.

The following table sets forth the netting of financial assets and of financial liabilities as of December 31, 2013, pursuant to the requirements of ASU 2011-11 and ASU 2013-01.

	As of December 31, 2013 (in Millions)			Gross Amounts Not Offset in the Consolidated Statement of Financial Condition		
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts of Assets Presented in the Consolidated Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
Offsetting of Financial Assets:						
Securities segregated for regulatory purposes - purchased under agreements to resell	$ 6,734.2 [1]	$ -	$ 6,734.2	$ (6,734.2)	$ -	$ -
Securities borrowed	1,684.0	-	1,684.0	(1,680.1)	-	3.9
Securities purchased under agreements to resell	386.3	-	386.3	(386.3)	-	-
Total	$ 8,804.5	$ -	$ 8,804.5	$ (8,800.6)	$ -	$ 3.9

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts of Liabilities Presented in the Consolidated Statement of Financial Condition	Gross Amounts Not Offset in the Consolidated Statement of Financial Condition: Financial Instruments	Cash Collateral Pledged	Net Amount
Offsetting of Financial Liabilities:						
Securities loaned	$ 1,847.4	$ -	$ 1,847.4	(1,847.4)	$ -	$ -
Securities sold under agreements to repurchase	130.4	-	130.4	(130.4)	-	-
Total	$ 1,977.8	$ -	$ 1,977.8	$ (1,977.8)	$ -	$ -

1. As of December 31, 2013, the Company had $6.73 billion of securities purchased under agreements to resell that were segregated to satisfy regulatory requirements. These securities are included in "Cash and securities - segregated for regulatory purpose

5. SEGREGATION OF FUNDS AND RESERVE REQUIREMENTS

As a result of customer activities, IBLLC is obligated by rules mandated by its primary regulators, the SEC, the CFTC and the SFC, to segregate or set aside cash or qualified securities to satisfy such rules which have been promulgated to protect customer assets. In addition, IBLLC is a member of various clearing organizations at which cash or securities are deposited as required to conduct of day-to-day clearance activities.

Cash and securities – segregated for regulatory purposes consist of the following:

Interest bearing cash deposits	$ 4,516,456
Securities purchased under agreements to resell	6,734,178
U.S. Treasury Bills	1,297,362
	$ 12,547,996

In accordance with the Securities Exchange Act of 1934, IBLLC is required to maintain separate bank accounts for the exclusive benefit of customers. At December 31, 2013, IBLLC held cash and securities of $3,186,268 and securities purchased under agreements to resell with a fair value of $6,734,178 to satisfy this requirement.

During the year ended December 31, 2013, IBLLC performed the computations for the assets in the proprietary accounts of its introducing brokers (commonly referred to as "PAIB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (Customer Protection). At December 31, 2013, IBLLC had segregated $8,342 to satisfy this requirement.

In accordance with the Commodity Exchange Act, IBLLC is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers in regulated commodities. At December 31, 2013, IBLLC had cash and securities of $2,181,986; receivables from brokers, dealers and clearing organizations of $102,654; and commodities option contracts with net short market value of ($141,375) segregated to satisfy this requirement. At December 31, 2013, the net market values of long and short commodity option contracts were included in payables to brokers, dealers and clearing organizations.

In accordance with CFTC Regulation 30.7, IBLLC is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers on foreign boards of trade. At December 31, 2013, IBLLC had cash and securities in the amount of $361,477, receivables from brokers, dealers and clearing organizations of $44,992 and payables to brokers, dealers and clearing organizations of ($84) segregated to satisfy this requirement.

NFA Financial Requirements Section 14 requires IBLLC to hold amounts, equal to or in excess of its retail forex obligation, at one or more qualifying institutions in the United States or money center countries (as defined in CFTC Regulation 1.49). NFA authorized IBLLC to utilize its daily securities reserve computations performed in accordance with SEC rule 15c3-3 to satisfy this requirement.

Pursuant to the requirements of subparagraph (k)(2)(i) of SEC Rule 15c3-3, IB Corp. has established a special cash account for the exclusive benefit of certain of its customers to fund and pay amounts collected for the payment of expenses on behalf of such customers. At December 31, 2013, $21 was segregated, which was $16 in excess of the requirement.

Pursuant to the SFC client money segregation rules, IBLLC is required to ensure that all client money held in Hong Kong is segregated in Hong Kong. As allowed by the SFC rules, these segregation requirements are partially satisfied through amounts segregated in bank accounts also designated as CFTC Rule 30.7 foreign secured accounts and in bank accounts designated for the exclusive benefit of customers in accordance with the Securities Exchange Act of 1934. At December 31, 2013, IBLLC had segregated cash in the amount of $669,007 to satisfy this requirement. Of this amount, $593,283 is included in the aforementioned calculations and $75,724 is used exclusively in the SFC client money segregation.

6. NET CAPITAL REQUIREMENTS

IBLLC is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. IBLLC has elected to use the alternative method permitted by the rule, which requires that IBLLC maintain minimum net capital, as defined, equal to the greater of $500 or 2% of aggregate debit balances arising from customer transactions, as defined. IBLLC is also subject to the CFTC's minimum financial requirements (Regulation 1.17), which require that IBLLC maintain minimum net capital, as defined, the greater of $20,000 plus 5% of total retail forex obligations in excess of $10,000 or 8% of the total risk margin requirement for all positions carried in customer and non-customer accounts. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2013, IBLLC had net capital of $2,137,488, which was $1,835,349 in excess of required net capital of $302,139.

IB Corp. is subject to the regulatory requirements promulgated by the SEC and other regulatory and exchange authorities. Net capital and excess net capital at December 31, 2013 as defined by these regulatory authorities were $6,208 and $5,740, respectively.

7. RELATED PARTY TRANSACTIONS

The Operating Companies, in addition to the Company, are comprised of the following companies: Timber Hill LLC ("THLLC"), Timber Hill Europe AG ("THE"), Timber Hill Canada Company ("THC"), Timber Hill Securities Hong Kong Limited ("THSHK"), Timber Hill Australia Pty Limited ("THA"), Interactive Brokers Canada Inc. ("IBC"), Interactive Brokers (U.K.) Limited ("IBUK"), Interactive Brokers Securities Japan, Inc. ("IBSJ"), Interactive Brokers (India) Private Limited ("IBI"), Interactive Brokers Hungary Kft ("IBH"), Interactive Brokers Financial Products

S.A. ("IBFP"), Interactive Brokers Software Services Estonia OU ("IBEST"), Interactive Brokers Software Services Rus ("IBRUS"), and IB Exchange Corp. ("IBEC").

IBLLC, IBUK, IBC, and IBSJ are registered broker-dealers in the U.S., Great Britain, Canada, India and Japan, respectively, and engage in execution and clearing securities services for customers and affiliates. THLLC, THE, THC, THA and THSHK are registered securities dealers in the U.S., Switzerland, Canada, Australia and Hong Kong, respectively, and trade on a proprietary basis and engage in execution and clearing services for affiliates. IBI is registered as both a securities dealer for proprietary trading and as a broker-dealer for execution and clearing services. IBEST, IBRUS and IBH provide the Group with computer programming services and IBEC holds certain of the Group's strategic investments. IBFP is a securities issuer registered in Germany. IBG LLC is the holding company for the group of Operating Companies. These companies share administrative, financial and technological resources and the broker-dealer and securities dealer operating companies engage in securities transactions such as trade execution in the ordinary course of business with the Company.

Brokerage transaction receivables and payables are reported gross. Other affiliate receivables and payables including interest, administrative, consulting and service fees and advances between Operating Companies are netted by Operating Company.

Included in assets in the consolidated statement of financial condition were the following amounts with related parties at December 31, 2013:

Securities borrowed	$ 1,447,085
Other receivables: customers - director, officer, employee and affiliate account balances	475,527
Other receivables: brokers, dealers and clearing organizations	235,206
Other receivables: affiliates	5,971
Other receivables: interest	2,196

Included in liabilities in the consolidated statement of financial condition were the following amounts with related parties at December 31, 2013:

Securities loaned	$ 1,841,337
Payable to customers	1,049,727
Securities sold under agreements to repurchase	130,367
Other payables: brokers, dealers and clearing organizations	143,837
Other payables: affiliates	60,623
Other payables: interest	54

8. DEFINED CONTRIBUTION AND EMPLOYEE INCENTIVE PLANS

Defined Contribution Plan

The Group offers substantially all employees of U.S.-based operating companies who have met minimum service requirements the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to

provide additional financial security during retirement. The plan provides for the Company to match 50% of the employees' pretax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years.

Return on Investment Dollar Units ("ROI Dollar Units")

From 1998 through 2006, IBG LLC granted all non-member employees ROI Dollar Units, which are redeemable under the amended provisions of the plan, and in accordance with regulations issued by the Internal Revenue Service (Section 409A of the Internal Revenue Code). Upon redemption, the grantee is entitled to accumulated earnings on the face value of the certificate, but not the actual face value. For grants made in 1998 and 1999, grantees may redeem the ROI Dollar Units after vesting on the fifth anniversary of the date of their grant and prior to the tenth anniversary of the date of their grant. For grants made between January 1, 2000 and January 1, 2005, grantees must elect to redeem the ROI Dollar Units upon the fifth, seventh or tenth anniversary date. These ROI Dollar Units will vest upon the fifth anniversary of the date of their grant and will continue to accumulate earnings until the elected redemption date. For grants made on or after January 1, 2006, all ROI Dollar Units vested on the fifth anniversary date of their grant and will be automatically redeemed. Subsequent to IBG, Inc.'s Initial Public Offering (the "IPO"), no additional ROI Dollar Units have been or will be granted, and non-cash compensation to employees will consist primarily of grants of shares of IBG, Inc. Class A common stock ("Common Stock") as described below under "2007 Stock Incentive Plan."

As of December 31, 2013, payables to employees of the Company for ROI Dollar Units were $1,316, all of which were vested. These amounts are included in accounts payable, accrued expenses and other liabilities in the consolidated statement of financial condition.

2007 ROI Unit Stock Plan

Certain employees of the Company held ROI Dollar Units that entitled each holder thereof to accumulated earnings on the face value of the certificate representing his or her ROI Dollar Units. Subsequent to the IPO in May 2007, no additional ROI Dollar Units have been or will be granted. In connection with the IPO, ROI Dollar Units were, at the employee's election, redeemable for cash, as provided for under the ROI Dollar Unit plan, or the accumulated earnings attributable to the ROI Dollar Units as at December 31, 2006 may have been invested in shares of Common Stock pursuant to the Interactive Brokers Group, Inc. 2007 ROI Unit Stock Plan (the "ROI Unit Stock Plan"). Certain ROI Dollar Units, as elected by employees, that were outstanding as of December 31, 2006 were so invested, and 193,873 shares of restricted Common Stock to be issued to employees of the Company under the ROI Unit Stock Plan have been or will be distributed in accordance with the following schedule, subject to the conditions below:

- 10% on the date of the IPO; and
- an additional 15% on each of the first six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with other applicable covenants.

As of December 31, 2012, compensation costs for the ROI Unit Stock Plan had been fully accrued.

2007 Stock Incentive Plan

Under the Interactive Brokers Group, Inc. 2007 Stock Incentive Plan (the "Stock Incentive Plan"), up to 20.0 million shares of Common Stock may be granted and issued to directors, officers, employees, contractors and consultants of IBG, Inc. and its subsidiaries. The purpose of the Stock Incentive Plan is to promote IBG, Inc.'s long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine which employees are eligible to participate in the Stock Incentive Plan and establishes the terms and conditions of the awards, including the number of awards granted to each employee and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of Common Stock. Stock Incentive Plan awards are subject to issuance over time and may be forfeited upon an employee's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but not yet earned awards under the Stock Incentive Plan, or provide that any such granted but not yet earned awards will be honored or assumed, or new rights substituted therefore by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. granted awards under the Stock Incentive Plan in connection with the IPO and is expected to continue to grant awards on or about December 31 of each year following the IPO to eligible employees as part of an overall plan of equity compensation. Shares of common stock vest and become distributable to employees in accordance with the following schedule:

- 10% on the first vesting date, which approximates the anniversary of the IPO; and
- an additional 15% on each of the following six anniversaries of the first vesting, assuming continued employment with IBG Inc. and compliance with non-competition and other applicable covenants.

The following is a summary of stock plan activity for the year ended December 31, 2013:

	2007 Stock Incentive Plan Shares	Intrinsic Value of SIP Shares which Vested and were Distributed ($Millions) (1)	2007 ROI Unit Stock Incentive Plan Shares
Balance, January 1, 2013	2,693,200		28,487
Granted	474,119		-
Forfeited, net (2)	(30,317)		2,701
Distributed	(493,678)	$ 7.7	(29,583)
Balance, December 31, 2013	2,643,324		1,605

(1) Intrinsic value of SIP shares distributed represents the compensation value reported to the participants.

(2) During 2013, adjustments were made to previously estimated forfeitures.

Estimated future grants under the Stock Incentive Plan are accrued for ratably during each year under the ASC 718 "Graded Vesting" method. In accordance with the vesting schedule, outstanding awards vest and are distributed to participants once each year on or about IBG, Inc's IPO anniversary. At the end of each year, there are no vested awards that remain undistributed.

Awards granted under the ROI Unit Stock Plan and the Stock Incentive Plan are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted awards unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested awards previously granted. Distributions of remaining awards granted on or before January 1, 2009 to former employees will occur within 90 days of the anniversary of the termination of employment date over a five (5) year vesting schedule, 12.5% in each of the first four years and 50% in the fifth year. Distributions of remaining awards granted on or after January 1, 2010 to former employees will occur over the remaining vesting schedule applicable to each grant. Through December 31, 2013, a total of 10,048 shares have been distributed under these post-employment provisions. These distributions are included in the stock plans activity tables above.

9. INCOME TAXES

The statutory U.S. Federal income tax rate for IB Corp. is 34%. IB Corp.'s effective tax rate is 37%, which differs from the U.S. federal statutory rate due to state taxes.

The Company's deferred tax asset of $724, which is reported in other assets in the consolidated statement of financial condition as of December 31, 2013, is related to deferred compensation.

As of December 31, 2013, the Company had no unrecognized tax liabilities as defined under ASC 740, *Income Taxes* and no valuation allowances on deferred tax assets were required. IB Corp. is subject to taxation in the United States and various state jurisdictions. As of December 31, 2013, the Company's tax years for 2010 through 2012 are subject to examination by the respective tax authorities.

10. OTHER ASSETS

Other assets, which are not considered core business activities, primarily consisted of an investment portfolio of corporate and municipal bonds, mortgage backed securities and asset-backed debt securities, and property and equipment which are comprised of leasehold improvements, computer equipment, computer software and office furniture and equipment.

At December 31, 2013, property and equipment consisted of:

Leasehold improvements	$ 12,072
Computer equipment	5,630
Computer software	301
Office furniture and equipment	2,074
	20,077
Less - accumulated depreciation and amortization	(13,091)
Property and equipment, net	$ 6,986

11. COMMITMENTS, CONTINGENCIES AND GUARANTEES

During 2013, a small number of the Company's brokerage customers had taken relatively large positions in four securities listed on the Singapore Exchange. In early October, within a very short timeframe, these securities lost over 90% of their value. The customer accounts were margined and fell into deficits prior to the time the Company took possession of their securities positions. The Company is currently pursuing the collection of the debts. The ultimate effect of this incident on the Company's results will depend upon market conditions and the outcome of the Company's debt collection efforts.

Litigation

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. The Company cannot predict with certainty the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of final resolution or the ultimate settlement. Consequently, the Company cannot estimate losses or ranges of losses related to such legal matters, even in instances where it is reasonably possible that a future loss will be incurred. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management that the resolution of these actions is not expected to have a material adverse effect, if any, on our business or financial condition, but may have a material impact on the results of operations for a given period.

On February 3, 2010, Trading Technologies International, Inc. ("Trading Technologies") filed a complaint, in the United States District Court for the Northern District of Illinois Eastern Division, against Interactive Brokers Group, Inc., IBG LLC, IBG Holdings LLC and IBLLC. Thereafter, Trading Technologies dismissed Interactive Brokers Group, Inc. and IBG Holdings LLC from the case, leaving only IBG LLC and IBLLC as defendants ("Defendants"). The operative complaint, as amended, alleges that the Defendants have infringed and continue to infringe twelve U.S. patents held by Trading Technologies. Trading Technologies is seeking, among other things, unspecified damages and injunctive relief. The case is in the early stages and discovery has yet to begin. While it is too early to predict the outcome of the matter, we believe we have meritorious defenses to the allegations made in the complaint and intend to defend ourselves vigorously against them. However, litigation is inherently uncertain and there can be no guarantee that the Company will prevail or that the litigation can be settled on favorable terms.

The Company accounts for potential losses related to litigation in accordance with ASC 450, *Contingencies*. As of December 31, 2013, reserves provided for potential losses related to litigation matters were not material.

Guarantees

The Company provides guarantees to securities and futures clearinghouses and exchanges which meet the accounting definition of a guarantee under ASC 460, *Guarantees* Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. In the opinion of management, the Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make

payments under these arrangements is remote. Accordingly, no contingent liability is carried in the consolidated statement of financial condition for these arrangements.

In connection with its retail brokerage business, the Company performs securities and commodities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers with the respective clearing houses. If a customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the trade counterparty. The Company is fully secured by assets in customers' accounts and any proceeds received from securities and commodities transactions entered into by the Company on behalf of customers. No contingent liability is carried on the consolidated statement of financial condition for such customer obligations.

Leases

Directly and through affiliates, the Company has non-cancelable operating leases covering office space. Office space leases are subject to escalation clauses based on specified costs incurred by the landlord and contain renewal elections. As of December 31, 2013, the Company's proportionate share of minimum annual lease commitments totaled $21.6 million, inclusive of amounts allocated by affiliates, as follows:

YEAR		
2014	$	4,536
2015		4,712
2016		4,907
2017		3,700
2018		3,520
Thereafter		272
	$	21,647

12. COLLATERALIZED TRANSACTIONS

The Company enters into securities borrowing and lending transactions and agreements to repurchase and resell securities to finance trading inventory, to obtain securities for settlement and to earn residual interest rate spreads. In addition, the Company's customers pledge their securities owned to collateralize margin loans. Under these transactions, the Company either receives or provides collateral, including equity, corporate debt and U.S. government securities. Under many agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver these securities to counterparties to cover short positions.

The Company also engages in securities financing transactions with and for customers through margin lending. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government securities, corporate debt and equity securities. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. Customers' required margin levels and established credit limits are monitored continuously by risk management staff using automated systems. Pursuant to Company policy and as enforced by such systems, customers are required to deposit additional collateral or reduce positions, when necessary to avoid automatic liquidation of positions.

Margin loans are extended to customers on a demand basis and are not committed facilities. Factors considered in the acceptance or rejection of margin loans are the amount of the loan, the degree of

leverage being employed in the customer account and an overall evaluation of the customer's portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral. Additionally, transactions relating to concentrated or restricted positions are limited or prohibited by raising the level of required margin collateral (to 100% in the extreme case). Underlying collateral for margin loans is evaluated with respect to the liquidity of the collateral positions, valuation of securities, volatility analysis and an evaluation of industry concentrations. Adherence to the Company's collateral policies significantly limits the Company's credit exposure to margin loans in the event of a customer's default. Under margin lending agreements, the Company may request additional margin collateral from customers and may sell securities that have not been paid for or purchase securities sold but not delivered from customers, if necessary. At December 31, 2013, approximately $13.60 billion of customer margin loans were outstanding.

Amounts relating to collateralized transactions at December 31, 2013 are summarized as follows (millions):

Securities received, at fair value:	Permitted to Repledge	Sold or Repledged
Securities lending transactions	$ 8,309.5	$ 1,612.5
Agreements to resell (1)	7,116.1	7,116.1
Customer margin securities	11,676.8	4,538.9
	$ 27,102.4	$ 13,267.5

(1) At December 31, 2013, $6.73 billion or 95% of securities acquired through agreements to resell that are shown as repledged have been deposited in a separate bank account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3.

13. SUBSEQUENT EVENTS

As required by ASC 855, the Company has evaluated subsequent events for adjustment to or disclosure in its consolidated financial statement through the date the consolidated financial statement was issued.

No recordable or disclosable events, not otherwise reported in this financial statement or the notes thereto, occurred.

* * * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 28,,2014

Interactive Brokers LLC
2 Pickwick Plaza
Greenwich, CT 06830

In planning and performing our audit of the consolidated financial statements of Interactive Brokers LLC and subsidiary (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014 and such report expressed an unmodified opinion on those consolidated financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's consolidated financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP